THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP



29th May, 2003

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Sub.:- Audited Financial Results and Statement of Appropriations of the Company for the year ended on 31st March, 2003.

We furnish herewith Audited Financial Results and Statement of Appropriations of the Company for the year ended on 31st March, 2003 approved by the Board of Directors of the Company at their meeting held on 29th May, 2003.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl.a.a.

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

(Rs.in Crores)

Sr. No	Particulars	9 Months ended on 31/12/2002 (Unaudited) (1)	3 Months Ended on 31/03/2003 (Unaudited) (2)	3 Months Ended on 31/03/2002 (Unaudited) (3)	Year Ended on 31/03/2003 (12 Months) (Audited) (4)	Year Ended on 31/03/2002 (6 Months) (Audited) (5)
1	Net Sales/Income from Operations	1088.31	390.86	339.34	1479.17	698.91
2	Other Income	4.27	8.05	2.96	12.32	14.47
3	Total Expenditure :					
	(a) Increase/Decrease in Stock in Trade	(19.07)	(17.31)	0.26	(36.38)	33.74
	(b) Consumption of Raw Materials and Finished Goods Purchased	354.48	147.52	111.53	502.00	228.44
	(c) Staff Cost	75.35	26.26	20.98	101.61	46.28
	(d) Power & Fuel	115.73	42.70	35.17	158.43	74.27
	(e) Stores Consumption	86.73	33.10	27.46	119.83	53.65
	(f) Other Expenses	161.67	54.07	67.24	215.74	123.30
		774.89	286.34	262.64	1061.23	559.68
4	Interest & Finance Cost	115.63	37.16	32.47	152.79	59.40
5	Depreciation	110.74	37.40	37.14	148.14	74.04
6	Profit before Tax (1+2-3-4-5)	91.32	38.01	10.05	129.33	20.26
7	Provision for Taxation	Nil	Nil	Nil	Nil	Nil
8	Net Profit (6-7)	91.32	38.01	10.05	129.33	20.26
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	175.11	175.85	139.64	175.85	140.05
10	Reserves excluding revaluation reserves as per Balance Sheet				819.52	696.78
11	Basic Earning Per Share (Rs.)-(Not Annualised)	5.03	2.05	0.60	7.08	1.34
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	4.83	2.00	0.60	6.83	1.34
13	Aggregate of Non Promoter Shareholding :					
	Number of Equity Shares (Face Value of Rs.10/- per Share)	86129442	86292447	85840846	86292447	85840846
	Percentage of holding	48.89%	48.98%	48.78%	48.98%	48.78%

For The Arvind Mills Limited



Mumbai
29th May, 2003

Sanjay S. Lalbhai
Managing Director

Notes:

1. Figures for the year ended on 31st March, 2003 are for a period of 12 months and hence are not strictly comparable with those of previous year ended on 31st March, 2002 which was for a period of 6 months.
2. Figures of the previous quarter / year have been regrouped wherever necessary.
3. During the year ended on 31st March, 2003 1,82,59,297 warrants were issued to certain lenders. Each warrant entitles the holder to opt for purchase of one equity share of Rs.10/- each at a price of Rs.15/- per share, 10% of which has been paid on allotment of the warrants. During the year 2,09,982 warrants were converted into equivalent number of equity shares.
4. The above results have been taken on record by the Board of Directors at its meeting held on 29th May, 2003.

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE RESULTS AND CAPITAL EMPLOYED

Sr. No.	Particulars	9 Months ended on 31/12/2002	3 Months Ended on		Year Ended on 31/03/2003 (12 Months)	Year Ended on 31/03/2002 (6 Months)
			31/03/2003	31/03/2002		
		(1)	(2)	(3)	(4)	(5)
1	Segment Revenue (Net Sales / Income from Operations)					
	(a) Textiles	1079.23	378.96	336.14	1458.19	692.08
	(b) Others	11.52	5.45	3.13	16.97	4.86
	Total	1090.75	384.41	339.27	1475.16	696.94
	Add : Other Unallocable Income	(2.43)	2.43	0.04	0.00	0.00
	Net Sales / Income from Operations	1088.32	386.84	339.31	1475.16	696.94
2	Segment Results (Profit and (Loss) before Interest & Tax)					
	(a) Textiles	238.90	79.94	57.73	318.84	113.42
	(b) Others	0.81	0.39	(0.58)	1.20	(3.26)
	Total	239.71	80.33	57.15	320.04	110.16
	Less :					
	(a) Interest and Finance Charges (Net)	118.83	33.96	32.47	152.79	58.25
	(b) Other Unallocable Expenditure (Net of Unallocable Income	29.57	8.35	14.63	37.92	31.65
	Profit Before Tax	91.31	38.02	10.05	129.33	20.26
3	Capital Employed (Segment Assets - Segment Liability)					
	(a) Textiles	1773.79	1891.60	1773.19	1891.60	1810.66
	(b) Others	17.95	16.49	18.25	16.49	16.24
	(c) Unallocable	518.55	367.24	984.97	367.24	596.77
	Total Capital Employed in the Company	2310.29	2275.33	2776.41	2275.33	2423.67

For The Arvind Mills Limited



Sanjay S. Lalbhai
Managing Director

Mumbai
29th May, 2003

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Audited Consolidated Financial Results for the year ended on 31st March,2003

[Rs.in crores]

Sr. No.	Particulars	Year ended on 31/03/2003 (12 Months) (Audited)	Year ended on 31/03/2002 (6 Months) (Audited)
(1)	(2)	(3)	(4)
1	Net Sales/Income from Operations	1823.10	919.92
2	Other Income	22.99	13.63
3	Total Expenditure		
	a) (Increase)/decrease in stocks	(37.56)	57.70
	b) Consumption of raw materials and finished goods purchased	550.81	321.03
	c) Power & Fuel	222.19	96.63
	d) Stores consumption	148.76	70.98
	e) Staff cost	148.94	68.18
	f) Other expenditure	302.10	177.12
		1335.24	791.64
4	Interest and Finance Costs (Net)	215.38	99.27
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	295.47	42.64
6	Depreciation	188.37	97.07
7	Provision for Taxation (including deferred taxation) - net	(0.21)	15.12
8	Net Profit/(Loss) after tax (5+6-7)	107.31	(69.55)
9	Minority Interest - Profit/(Loss)	0.15	(18.49)
10	Net Profit/(Loss) (8-9)	107.16	(51.06)
11	Paid up Equity Share Capital (Face Value Rs.10/- per share)	248.06	140.05
12	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year	508.29	
13	Basic Earning Per Share (Rs.) - (not annualised)	5.83	1.34
14	Diluted Earning Per Share (Rs.)- (not annualised)	5.62	1.28

For The Arvind Mills Limited



Sanjay S.Lalbhai
Managing Director

Mumbai
29th March,2003

Notes :

1 Current Year Figures do not include results of 'Omnitalk Wireless Solutions Ltd','syntel Telecom Ltd.' and Big Mill Lauffenmuhle Gmbh Germany as they ceased to be subsidiary.Previous year figures do not include result of Arvind Spinning Ltd.Mauritius as it was not a subsidiary during that period.

2 Previous year figures are regrouped or recast wherever necessary.

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Meeting of the Board of Directors of the Company held on 29th May, 2003

To
All Stock Exchanges

Statement as per Clause 20 of the Listing Agreement

Name of the Company : THE ARVIND MILLS LIMITED
For the year ended : 31st March, 2003

[Rs. In Crores]

	2002-03	2001-02
	12 Months	6 Months
1 Total Net Sales and other Receipts	1,491.49	713.40
2 PBDIT	430.26	153.70
(before deducting the following)		
(a) Interest & Finance Costs	152.79	59.40
(b) Depreciation	148.14	74.04
(c) Tax Liability	-	-
	300.93	133.44
3 Net Profit/(Loss)	129.33	20.26
Add:		
(a) Last years' Balance	(101.21)	(630.89)
(b) Transferred from Debenture Redemption Reserve	-	20.20
(e) Transferred from General Reserve	-	32.59
(f) Set off against Reconstruction Reserve	-	456.63
Balance	28.12	(101.21)
4 Dividends		
(a) Equity Dividend @ Rs.Nil on 17,61,72,386 Shares (Last year Rs.Nil)	-	-
(b) Preference Dividend on 6%-69,50,000 Cumulative Non-Convertible Preference Shares paid from their respectieve dates of restructuring till 31-3-2002. (Last year Rs.Nil)	6.69	-
	6.69	-
5 Tax on Dividend	-	-
6 Balance carried forward	21.43	(101.21)

Date from which the Dividend is payable : Not Applicable.

For The Arvind Mills Limited



Sanjay S. Lalbhai
Managing Director

Date : 29th May, 2003
Place: Mumbai

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Arvind Mills net profit for year ended March 2003 at Rs.129 crore

Year-on-Year triples due to higher contribution from value added products

Synopsis

- Sales rise to Rs.1479 crore in FY03 as compared to Rs.699 crore for six month period FY02.
- Operating profit grows 50% on annualized basis to Rs. 418 crore in FY03 as compared to Rs.139 crore for six month period FY02.
- Improvement in operating performance mainly due to increased volume in Shirting business and higher realization in denim business.

Mumbai, May 29, 2003: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported a net profit of Rs 129 crore in FY03 against a net profit of Rs 20 crore in FY02. Sales for the year ended March 2003 stood at Rs. 1479 crore as compared to Rs.699 crore for the previous year, a growth of 6% annualized. Export sales contributed 53% of total sales in FY03.

For the fourth quarter ended March 2003, net profit at Rs 38 crore, rose by 280% as compared to Rs 10 crore for the previous corresponding quarter. Net sales, at Rs 391 crore, rose by 15% during the same period.

The revenue growth is mainly attributed to the increased volume of the Shirting business, higher realization on denim due to improved product mix. The company has continued its efforts to accelerate product differentiation, which has paid rich dividend in FY 03. Led by a 800 basis point improvement in operating margin – operating margin for FY03 stood at 28% as compared to 20% in FY02 -, operating profit for FY03 rose by 50% to Rs 418 crore as compared to Rs 139 crore for 6 month period of FY02. The input cost of major raw materials – cotton and naphtha remained under control during FY03.

Mr. Jayesh Shah Director and Chief Financial Officer of AML said while commenting on the performance: "Sustained efforts towards improving the product mix coupled with the reduction in raw material cost due to efficient sourcing and a favourable market for the denim and shirting business has resulted in a much improved performance during the last fiscal".

Fortunes of textile industry will undergo a change with dismantling of quantitative restrictions by end of 2004. India's market share in world textile is very small despite it being one of the most cost efficient producers of garments in the world due to quota constraint. Under WTO it has been agreed to abolish QRs by end of 2004. This will provide immense opportunity for companies like Arvind Mills to vertically integrate itself and supply garments to international brands globally. Commenting on this opportunity Mr. Sanjay Lalbhai said, "Arvind is uniquely poised to take advantage of this free trade post abolition of quota. Arvind has already commenced vertical integration process and will step up the activities in next few years. Vertical integration will provide the growth and de-commoditise the business."

Earlier Arvind Mills had announced setting up of shirts and garments plant of 3 M pieces per annum each, in Banglore and Mauritius respectively.

For further information, please contact:

Mr. Jayesh Shah
Arvind Mills Ltd
Tel: 079- 22023030
Fax: 079- 22000010

Mr. K Srinivas Reddy
Adfactors PR Pvt. Ltd.
Tel. 022-56349848
Fax. 022-22855887